UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                        SCHEDULE 13G
          Under the Securities Exchange Act of 1934
                      (Amendment No 1)


                   AUTO DATA NETWORK INC.
                      (Name of Issuer)

                        COMMON STOCK
               (Title of Class of Securities)

                          05270Q104
                        (CUSIP Number)

                         01/09/2004
   (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]  Rule 13d- 1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).


                     CUSIP No. 05270Q104
 1.  Names of Reporting Persons. I.R.S. Identification Nos.
of above persons (entities only).

BARRON PARTNERS LP
431981699

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
     (a)
     (b)  X

3.  SEC Use Only
.............................................................
.............

.............................................................
.........
4.   Citizenship or Place of Organization
United States, Incorporated in Delaware
Number of Shares         5  Sole Voting Power
Beneficially
Owned by Each            1,804,000
Reporting
Person                   6  Shared Voting Power
With                     none

7  Sole Dispositive  Power

1,804,000
8  Shared Dispositive Power

none

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person
1,804,000

10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)

N/A

11. Percent of Class Represented by Amount in Row (9)

9.6%

12. Type of Reporting Person (See Instructions)

PN

Item 1.

(a)  Name of Issuer

AUTO DATA NETWORK INC.

(b)  Address of Issuer's Principal Executive Offices

The Forsythe Centre, Lamberts Road
Tunbridge Wells, Kent, UK

Item 2.
(a) Name of Person Filing

Barron Partners LP

(b) Address of Principal Business Office or, if none,
Residence

730 Fifth Avenue, 9th Floor
New York, NY 10019

(c)  Citizenship
United States of America, Incorporated in Delaware

(d)  Title of Class of Securities

Common Stock

(e)  CUSIP Number

05270Q104


Item 3. If this statement is filed pursuant to 240.13dm 1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a )[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

 (b [ ]Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered undersection 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ]   An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);

(f [ ]    An employee benefit plan or endowment fund in
accordance with 240.13d- 1(b)(1)(ii)(F);

(g ) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ]   A savings associations as defined inSection 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   Group, in accordance with 240.13d 1(b)(1)(ii)(J).

Item 4 Ownership.

The holdings reported herein are stated as of September 26,
2003

(a)  Amount beneficially owned: 1,804,000
(b)  Percent of class: 9.6%

(c) Number of shares as to which the person has:

 (i)   Sole power to vote or to direct the vote: 1,804,000

(ii) Shares power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,804,000

(iv) Shared power to dispose or to direct the disposition of: 0


Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as
of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [   ].

Item 6. Ownership of More than Five Percent on Behalf of
Another Person.

N/A

Item 7.   Identification and Classification of the
Subsidiary Which Acquired the Security BeingReported on By the Parent Holding Company or Control Person.

N/A
Item 8.  Identification and Classification of Members of the
Group
N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with theeffect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  January 19th, 2004

/s/ Andrew B. Worden
Signature

Managing Director, General Partner Entity
Name/Title